EXHIBIT 99.92

High Tide Secures Jane West Brand License for Consumption Accessories

CALGARY, AB, Nov. 25, 2020 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (OTCQB: HITIF) (FRA: 2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that its wholly- owned subsidiary, Valiant Distribution Canada Inc. ("Valiant"), has signed a trademark license agreement with JW Homegoods, LLC to use the "Jane West" and "JW" trademarks for a term of 2 years (the "Jane West License"). Jane West is a high-profile American cannabis activist, influencer and founder of her global lifestyle brand. The Jane West License grants Valiant the right to manufacture, promote, advertise, distribute and sell certain types of consumption accessories in Canada, the United States, the United Kingdom and the European Union.

The royalty-based merchandising agreement includes the production of vaporizers, glass filtration devices, grinders and rolling trays, among other items. "We are excited to launch Jane West- branded products into the international legal smoke shop market as soon as possible, following the success of her established glassware line that has been widely distributed across North America," said Andy Palalas, Chief Revenue Officer of High Tide. "As the founder of Women Grow, creator of her popular glassware line and developer of a rapidly growing set of packaging partnerships, Jane is a visionary and we will be privileged to work alongside her to develop her next line of consumption accessories," added Mr. Palalas. Under its wholesale business segment, High Tide expects to design and distribute these new products as part of the established Famous Brandz line of consumption accessories, which currently includes the brands of Snoop Dogg Pounds, Cheech and Chong's Up In Smoke, Trailer Park Boys, Jay and Silent Bob, Guns N' Roses and more.

Furthermore, the Company has also approved the grant of 16,200,000 stock options to purchase Shares to certain directors, officers, consultants and employees. The options have an exercise price of $0.20 per common share and have a term of 3 years. Subject to the terms and conditions of the Company's Stock Option Plan, which was approved by shareholders of the Company at its annual general and special meeting held on July 24, 2019, the options shall vest: (i) 25% on the grant date;

(ii) 25% on the first anniversary of the grant date; (iii) 25% on the date that is 18 months following the grant date; and (iv) 25% on the date that is the second anniversary of the grant date.

About High Tide

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 66 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release are based on certain assumptions made by High Tide. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports which are and will be available on SEDAR.

SOURCE High Tide Inc.

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For further information: Vahan Ajamian, Vice President, Capital Markets, Email: ir@hightideinc.com, Tel: 1-403-770-9435, ext. 116

CO: High Tide Inc.

CNW 06:00e 25-NOV-20